ITC Limited

INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 2886426 / 0034
Fax: 91 33 288 2358
Email : itcisc@vsnl.net

82-3470

10th April, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
6 Lyons Range
Calcutta 700 001

The Secretary
The Delhi Stock Exchange
Association Ltd.
D.S.E.House.
3/1 Asaf Ali Road
Delhi 110 002

The Secretary
Bangalore Stock Exchange Ltd.
Stock Exchange Tower.
51, 1st Cross, J.C. [redacted]
Bangalore 5[redacted]

02028418

The Secretary
Madras Stock Exchange Ltd.
Exchange Building.
11 Second Line Beach
Chennai 600 001

The Secretary
The Stock Exchange. Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort
Mumbai 400 001

The Secretar
The Hyderab ... change Ltd.
3-6-275 Himayatnagar
Hyderabad 500 029

The Secretary
The Stock Exchange
Kamdhenu Complex.
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES. Dr. P.K.Abdul Gafoor
Memorial Complex,
36/1565. 4th Fl. Judges
Avenue. Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
"Shivleela Chambers"
752 Sadashiv Peth,
R.B. Kumthekar Marg
Pune 411 030

SUPPL

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers,
14/113 Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Trade World, Kamala Mills Compound.
2nd Floor, Senapati Bapat Marg.
Lower Parel
Mumbai 400 013

dlw 4/23

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 2nd April. 2002 from M/s. Vinod Kothari & Co., practising Company Secretary, relating to issuance/delivery of Share Certificates lodged with the Company for transfer, subdivision, consolidation and renewal. The said Certificate is for the half year ended 31st March, 2002.

Yours faithfully,
ITC Limited

(Arun Bose)
Asst. Secretary

Encl : as above.

INVESTOR SERVICE CENTRE
ITC Limited
37, J.L.Nehru Road, Kolkata 700 071
Telephone: 91 33 2886426 / 0034
Fax: 91 33 288 2358
Email : itcisc@vsnl.net

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc. Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & CO.

Company Secretaries

1012, "Krishna", 10th Floor,
224. A.J.C. Bose Road, Kolkata-700 017, India
Phone / Fax : (91) (33) 281-7715

TO WHO EVER IT CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of ITC Limited for the purpose of issuing certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has despatched, during the half year ended 31st March, 2002.

(a) All certificates of shares within one month of the date of lodgement of a valid and complete transfer (excluding the time period of 30 days given to the transferees for excereising option to dematerialise the shares in terms of the transfer- cum-demat scheme of the depositories), unless the company has been precluded from doing so by an order of a competent authority or a notice issued by the tansferor/investor .

(b) All certificates of shares issued on subdivision, consolidation, renewal and exchange of certificate within one month of the date of lodgement of the Company.

Place: Kolkata
Date: 2.4.2002

Signature.

Vinod Kothari & Co.
(Name of Firm)

C P 1391
(C.P. Number)